TRANSGLOBE ENERGY CORPORATION
Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta T2P 3H5
Tel: (403) 264-9888
Website: www.trans-globe.com

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 11, 2005
TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation (the "Company") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 11, 2005, at 3:00 p.m. (Calgary time), for the following purposes:

a.	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2004 and the Auditors' Report thereon.

b.	to fix the number of directors of the Company at six (6);

c.	to elect the directors of the Company for the ensuing year;

d.	to appoint Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix their remuneration; and

e.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 24, 2005. Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Transfer Agent and Registrar of the Company c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the Transfer Agent and Registrar at (403) 267-6529.

DATED at Calgary, Alberta this 16th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Ross G. Clarkson"
President and Chief Executive Officer

TRANSGLOBE ENERGY CORPORATION

MANAGEMENT PROXY CIRCULAR

for the Annual Meeting of Shareholders to be Held on May 11, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual Meeting of Shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation (the "Company"), to be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 11, 2005 at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at March 16, 2005.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Management Proxy Circular ("Information Circular"), accompanying Notice of Meeting, as well as the Company's annual report and form of proxy are expected to be mailed to registered shareholders on or before March 30, 2005. The Company is registered with the U.S. Securities and Exchange Commission (the "SEC") and the issued and outstanding common shares of the Company are listed and posted for trading on The American Stock Exchange ("AMEX"). The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (United States) (the "1934 Act"). Therefore, the Company is exempt from the proxy requirements of the 1934 Act and this Information Circular complies with the Canadian requirements for Information Circulars.

CURRENCY AND EXCHANGE RATES

All dollar amounts in the Information Circular, unless otherwise indicated, are stated in United States currency. The Company has adopted the US dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the US dollar in terms of Canadian dollars as reported by the Bank of Canada were as follows for each of the years ended December 31, 2004, 2003 and 2002:

	Year Ended	Year Ended	Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002

End of Period	Cdn$1.2020	Cdn$1.2965	Cdn$1.5776

Period Average	Cdn$1.3015	Cdn$1.4009	Cdn$1.5704

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company has fixed the record date for the Meeting at the close of business on March 24, 2005 (the "Record Date"). The Company will prepare, as of the Record Date, a list of shareholders entitled to receive the Notice of Meeting and showing the number of Common Shares held by each such shareholder ("Shareholder"). A Shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such Shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to unregistered Shareholders (beneficial Shareholders) of the Company who have advised their broker or intermediary that they wish to receive such material. In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Company and were designated by the management of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's Transfer Agent and Registrar, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax 1-866-249-7775 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof.

Revocation of Proxies

A registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public Shareholders of the Company, as a substantial number of the public Shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP Canada"). ADP Canada typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP Canada. ADP Canada then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP Canada sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP Canada well in advance of the Meeting in order to have the shares voted.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders registered as of the Record Date on the Company's Shareholder list maintained by the Company's Registrar and Transfer Agent unless specifically stated otherwise.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares FOR all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Quorum

The voting securities of the Company are entitled to one vote each, and the number outstanding as of the date hereof is 57,200,939 Common Shares. Only Shareholders of record by 4:30 p.m. (Calgary time) on March 24, 2005, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting. Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, Shareholders will receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2004 and the Auditors' Report on such statements.

Fixing the Number of Directors

At the Meeting, Shareholders will be asked to fix the number of directors for the present time at six (6), as may be adjusted between Shareholders' meetings by way of resolution of the Board of Directors of the Company.

Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at six (6).

Election of Directors

The directors of the Company are elected annually and hold office until the next Annual Meeting of Shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

The persons named in the following table are management's nominees to the Board. All of Messrs. Halpin, Clarkson, Herrick, Noyes, Chase and Dyment are ordinarily resident in Canada.

The names and municipality of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control and direction, the period served as director and the principal occupation during the last five years of each are as follows:

Number of
Common Shares
Name, Municipality of	Beneficially
Residence and Position	Owned or	Date First
with the Company	Controlled	Appointed	Principal Occupation

Robert A. Halpin(1)(2)(4)	527,585(5)	March 21, 1997	Retired Petroleum Engineer, President and owner, Halpin
Calgary, Alberta			Energy Resources Ltd., which provides consulting services
Chairman of the Board and			on international energy projects.
Director

Ross G. Clarkson	1,974,272(6)	October 11, 1995	President and Chief Executive Officer of the Company since
Calgary, Alberta			December 4, 1996, with over 29 years' oil and gas industry
President, CEO and			experience as a senior geological advisor.
Director

Lloyd W. Herrick(4)	536,000(7)	April 28, 1999	Vice-President and Chief Operating Officer of the Company
Calgary, Alberta			since April 28, 1999, with over 29 years' experience in both
Vice-President, Chief			domestic and international oil and gas exploration and
Operating Officer and			development.
Director

Erwin L. Noyes(2)(3)(4)	188,247(8)	October 11, 1995	Retired since July 31, 2000; formerly Vice-President,
Saanichton, British Columbia			International Operations of the Company, with over 30 years'
Director			experience in the oil and gas industry.

Geoffrey C. Chase(1)(3)(4)	45,000(9)	August 11, 2000	Retired Senior Vice-President, Business Development, with
Calgary, Alberta			Ranger Oil Limited, with over 35 years' experience in the oil and
Director			gas industry.

Fred J. Dyment(1)(2)(3)	_(10)	February 10, 2004	Chartered accountant with over 30 years’ experience in the oil
Calgary, Alberta			and gas industry. Previously President and Chief Executive
Director			Officer,Maxx Petroleum Company (2000-2001). Prior thereto
Controller, Vice President Finance and then President and Chief
Executive Officer of Ranger Oil Limited from 1978-2000.

Notes:
(1)	Members of the Company's Audit Committee.
(2)	Members of the Company's Compensation Committee.
(3)	Members of the Company's Governance and Nominating Committee.
(4)	Members of the Company’s Reserves Committee.
(5)
Mr. Halpin also holds incentive stock options to purchase 120,000 Common Shares at Cdn$0.50 per share expiring April 16, 2007 and to purchase 80,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(6)
Mr. Clarkson also holds incentive stock options to purchase 154,500 Common Shares at Cdn$0.73 per share expiring August 11, 2005, to purchase 250,000 Common Shares at Cdn$0.50 per share expiring April 16, 2007 and to purchase 120,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(7)
Mr. Herrick also holds incentive stock options to purchase 135,000 Common Shares at Cdn$0.73 per share expiring August 11, 2005, to purchase 250,000 Common Shares at Cdn. $0.50 per share expiring April 16, 2007 and to purchase 100,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(8)
Mr. Noyes also holds incentive stock options to purchase 150,000 Common Shares at Cdn$0.73 per share expiring August 11, 2005, to purchase 120,000 Common Shares at Cdn$0.50 per share expiring April 16, 2007 and to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(9)
Mr. Chase also holds incentive stock options to purchase 140,000 Common Shares at Cdn$0.73 per share expiring August 11, 2005, to purchase 120,000 Common Shares at Cdn$0.50 per share expiring April 16, 2007 and to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(10)	Mr. Dyment holds incentive stock options to purchase 180,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

Robert A. Halpin, P. Eng.

Mr. Halpin brings to the Company over 45 years' experience in the petroleum industry worldwide as a self-employed consultant (1993 to present); as Vice-President of International Exploration & Production with Petro-Canada Resources of Calgary, Alberta (1988 to October, 1993) and in similar positions with Trend International Ltd., of Denver, Colorado; Saga Petroleum A.S. of Oslo, Norway; Amerada Hess Corporation and American Independent Oil Company, both of New York; Chevron Canada Ltd. in Saskatchewan and Manitoba and Mobil Oil Corporation in New York, Libya and Alberta. Mr. Halpin was a director of Pacific Tiger Energy Inc., a public company listed on the Montreal Exchange, from June 1997 to March 2001 and Chairman of its Board from March 1998 to March 2001; and is a director of Everest Energy Corporation, a public company listed on the TSX Venture Exchange, from August 2004. He has served as a director of the Company since March 1997 and chairman since January 1999.

Ross G. Clarkson, P. Geol.

Mr. Clarkson was initially retained by the Company as a technical advisor to assist its Yemen concession prospect (now Block S-1) and assist in negotiations with the Ministry of Oil and Mineral Resources, Republic of Yemen. He was appointed as President and Chief Executive Officer of the Company on December 4, 1996 and has served as a director of the Company since October 1995. Mr. Clarkson was formerly employed (1988 to 1996) as a senior geological advisor with Petro-Canada, a major Canadian oil company, and has in excess of 29 years' domestic and international oil and gas exploration experience, including Resident Manager of Petro-Canada (Yemen) Inc. (1990 to 1993); Senior Project Geologist with Canadian Occidental Petroleum Ltd., now Nexen Inc., in Yemen in 1987 and supervisor of international exploration/geologist with Ranger Oil Limited (1979 to 1986). His international familiarity extends to Oman, the United Arab Emirates, Indonesia, Thailand, China, Australia, the North Sea, South America and Africa. Ross Clarkson may be considered to be a "promoter" of the Company as defined under securities laws in that he took the initiative in substantially reorganizing the Company in 1997 and 1998.

Lloyd W. Herrick, P.Eng.

Mr. Herrick was appointed as Vice-President, Chief Operating Officer and director of the Company in April, 1999. Prior to joining TransGlobe in April 1999 Mr. Herrick was President, Chief Executive Officer and member of the Board of Moiibus Resource Corporation ("Moiibus") (1997 to 1999), an Alberta Stock Exchange listed company which TransGlobe acquired in April 1999. Mr. Herrick is a professional engineer with more than 29 years of oil and gas experience. Prior to Moiibus Resource Corporation, Mr. Herrick was with Ranger Oil Limited (1982 to 1997), serving in a variety of technical and management/executive positions including Vice President - Canadian Production from 1993 onward. Prior thereto, he was a petroleum engineer with Rupertsland Resources Ltd. (1981 to 1982) and a production, evaluations engineer with Hudson's Bay Oil & Gas Ltd. (1975 to 1981).

Erwin L. Noyes

Mr. Noyes was initially engaged by the Company as a consultant to assess its Yemen concessions and to assist with related negotiations. He has served as a director since October, 1995. Mr. Noyes was acting President November 8, 1996 to December 4, 1996, Vice President, Operations of the Company (on a part-time basis) from November 8, 1996 to April 26, 1999 and Vice President, International Operations from April 26, 1999 to his retirement on July 31, 2000. Mr. Noyes brings to the Company over of 30 years of oil and gas exploration and production experience in both domestic and international operations; including as General Manager in the Republic of Yemen for Canadian Occidental Petroleum Ltd., now Nexen Inc. (1987 to 1991), during which time he managed that company's oil exploration program, as a self-employed consultant (1991 to 1996), and with several Canadian Occidental affiliates, as Production Manager in Calgary (1982 to 1986) and as Gas Operations Manager for Canada Cities Service, responsible for all gas production/processing, pipeline and facilities construction (1978 to 1982).

Geoffrey C. Chase, P.Eng.

Mr. Chase joined the Board in August 2000. He brings over 35 years of oil and gas operations experience to the Company. Prior to taking early retirement, Mr. Chase worked for Ranger Oil Limited for 28 years in numerous positions, overseeing both domestic and international operations. In his most recent position with Ranger Oil Limited, he was Senior Vice President, Business Development, responsible for identifying, assessing and negotiating international petroleum development opportunities. In addition to his duties at Ranger, Mr. Chase also served on the board of Direct Energy Marketing Ltd., a private gas marketing company, and was Chairman of its board from 1990 to 1994.

Fred J. Dyment, CA

Mr. Dyment joined TransGlobe's board of directors in February 2004. He brings a wealth of industry experience and contacts to the Company's board. Mr. Dyment is a Chartered Accountant with thirty years of experience in the oil and gas industry. He previously served as President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). From 1978-2000 he worked for Ranger Oil Limited holding positions of increasing responsibility as Controller, Vice President Finance, President and Chief Executive Officer. Mr. Dyment also holds board positions with several private and public corporations.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such. Deloitte & Touche LLP have served as independent auditors for the Company since October 15, 1999.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of TransGlobe is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or any one who has held office as such since the commencement of the last completed fiscal year of the Company, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors, except for as set forth in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 57,200,939 Common Shares issued and outstanding.

To the best of the Company's knowledge and based on existing information, as at the date hereof, there are no persons who own, of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer, Chief Financial Officer and the other officers whose total salary and bonus exceeded Cdn$150,000 for the year and any individual who would have been included except for the fact that such individual was not serving as an officer of the Company at the end of the most recently completed financial year end (the "Named Executive Officers"). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for the last three fiscal years. There were no other executive officers of the Company whose salary plus bonus in the year ended December 31, 2004 was in excess of $150,000.

Summary Compensation Table

Name and Principal Position	Year Ended December 31	Annual Compensation			Long-Term Compensation			All other Compensation (Cdn$) (5)
		Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)(5)	Securities under options/SARs Granted	Restricted Shares or Restricted Share Units (Cdn$)(6)	LTIP Payouts (Cdn$)(6)
Ross Clarkson(1) President and Chief Executive Officer	2004	192,000	85,000	Nil	120,000	Nil	Nil	Nil
	2003	180,000	50,000	Nil	Nil	Nil	Nil	Nil
	2002	152,500	153,500(7)	Nil	250,000	Nil	Nil	Nil
Lloyd Herrick(2) Vice-President and Chief Operating Officer	2004	192,000	70,000	Nil	100,000	Nil	Nil	Nil
	2003	180,000	40,000	Nil	Nil	Nil	Nil	Nil
	2002	152,500	36,000	Nil	250,000	Nil	Nil	Nil
David Ferguson(3) Vice-President, Finance, Chief Financial Officer and Secretary	2004	152,000	35,000	Nil	90,000	Nil	Nil	Nil
	2003	141,600	30,000	Nil	Nil	Nil	Nil	Nil
	2002	119,974	28,320	Nil	200,000	Nil	Nil	Nil
Edward Bell(4) Vice-President, Exploration	2004	142,800	20,000	Nil	150,000	Nil	Nil	Nil

Notes:

(1)	Mr. Clarkson was appointed President and Chief Executive Officer on December 4, 1996.
(2)	Mr. Herrick was appointed Vice-President and Chief Operating Officer on April 28, 1999.
(3)	Mr. Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary on June 1, 2001.
(4)	Mr. Bell was appointed Vice-President, Exploration on December 14, 2004.
(5)	All other compensation and benefits do not exceed the lesser of Cdn$50,000 and 10% of each individual's salary and bonus.
(6)	There are no outstanding restricted shares or units and the Company does not have a long term incentive plan, pension plan or other compensatory plan for its executive officers.
(7)
Of this amount, Cdn$117,500 represents the deemed value of a non-cash bonus paid by way of issuance of 250,000 Common Shares during Fiscal 2002 relating to the Company reaching the cashflow target of US$5,000,000 in Fiscal 2001, and Cdn$36,000 represents a cash bonus paid in December of 2002.

Incentive Stock Options

Directors, officers and employees are eligible to participate in the Company's stock option plan. Awards of stock options are made from time to time to participants at varying levels which are generally consistent with the individual's level of responsibility within the Company. Options are priced either at market price or at the weighted average trading price of the Company's Common Shares for the five trading days immediately preceding the date of grant. The term, vesting provisions and other provisions of the options are subject to the terms of the stock option plan and to the discretion of the Board of Directors.

A stock option plan is intended to provide the Board with the ability to issue options to provide the employees, officers and directors of the Company with long term equity based performance incentives, which are a key component of the Company's compensation strategy. The Company believes it is important to align the interests of management and employees with Shareholder interests and to link performance compensation to enhancement of Shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

Options Granted to the Named Executive Officers

During the most recently completed financial year, the following options to purchase Common Shares were granted to the Named Executive Officers who were serving in such capacity as at December 31, 2004.

Option Grants During the Year Ended December 31, 2004

The following table sets forth information in respect of options granted to the Named Executive Officers during the most recently completed financial year.

				Market Price on
	Common Shares	% of Total Options	Exercise Price	Date of Grant
Named	Under Options	Granted in Financial	(Cdn$/Common	(Cdn$/Common
Executive Officer	Granted	Year	Share)	Share)	Expiration Date

Ross Clarkson,	120,000	9.8%	3.26	3.26	March 15, 2009
President and Chief
Executive Officer

Lloyd Herrick,	100,000	8.2%	3.26	3.26	March 15, 2009
Vice-President and
Chief Operating Officer

David Ferguson,	90,000	7.3%	3.26	3.26	March 15, 2009
Vice-President,
Finance, Chief
Financial Officer and
Secretary

Edward Bell,	150,000	12.2%	3.40	3.40	January 12, 2009
Vice-President,
Exploration

Aggregated Option Exercises During the Year Ended December 31, 2004, and Year-End Option Values

The following table sets forth certain information with respect to options to acquire Common Shares. The closing price for the Common Shares on the Toronto Stock Exchange on December 31, 2004 was Cdn$6.20.

			Unexercised Options	Value of Unexercised
			at December 31,	In-the-Money Options
	Common Shares		2004(#)	at December 31, 2004
	Acquired on Exercise	Aggregate Value	Exercisable/	(Cdn$) Exercisable/
Named Executive Officer	(#)	Realized (Cdn$)	Unexercisable(1)	Unexercisable(1)

Ross Clarkson,	–	–	464,500/60,000	2,446,515/176,400
President and Chief Executive
Officer

Lloyd Herrick,	270,000	839,339	435,000/50,000	2,310,450/147,000
Vice-President and Chief
Operating Officer

			Unexercised Options	Value of Unexercised
			at December 31,	In-the-Money Options
	Common Shares		2004 (#)	at December 31, 2004
	Acquired on Exercise	Aggregate Value	Exercisable/	(Cdn$) Exercisable/
Named Executive Officer	(#)	Realized (Cdn$)	Unexercisable(1)	Unexercisable(1)

David Ferguson,	–	–	445,000/45,000	2,402,300/132,300
Vice-President, Finance,
Chief Financial Officer and
Secretary

Edward Bell,	–	–	75,000/75,000	210,000/210,000
Vice-President, Exploration

Note:

(1)
These amounts were calculated by multiplying the number of vested unexercised options ("Exercisable") or unvested options ("Unexercisable"), as applicable, by the difference between the latest closing trading price of the Common Shares on The Toronto Stock Exchange on or prior to December 31, 2004 (Cdn$6.20) and the exercise price of the relevant options (at prices ranging from Cdn$0.50 to Cdn$3.40 per share).

Stock Option Plan

In 2004, the Company adopted a new stock option plan (the "Plan") pursuant to which the board of directors of the Company may allocate non-transferrable options to purchase Common Shares of the Company to directors, officers, employees of and service providers to the Company and its subsidiaries. Options granted pursuant to the Plan are exercisable at the closing price per share on the TSX on the last trading date preceding the date of grant. The maximum number of Common Shares that may be issued (i) to insiders pursuant to the Plan is 10% of the Common Shares outstanding at the time of the grant, and (ii) to any one insider under the Plan is 5% of the Common Shares outstanding at the time of grant (calculated on a non-diluted basis). Options granted under the Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or service provider of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring or dying. The Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a sub-division, consolidation, re-classification or change of the Common Shares, a merger or other relevant changes in the Company's capitalization. The board of directors of the Company may from time to time amend or revise the terms of the Plan. The Plan does not contain any provision for financial assistance by the Company in respect of options granted thereunder.

The following table sets forth information in respect of options issued and outstanding as at March 16, 2005.

	Number of
	Common			Exercise Price(s)
Group	Shares			per Common
(number of persons)	under Option	Date(s) of Grant	Date(s) of Expiry	Share

Named Executive Officers	310,000	March 15, 2004	March 15, 2009	Cdn$3.26
(4 persons)	150,000	January 12, 2004	January 12, 2009	Cdn$3.40
	700,000	June 17, 2002	April 16, 2007	Cdn$0.50
	200,000	June 1, 2001	June 1, 2006	Cdn$0.55
	289,500	August 11, 2000	August 11, 2005	Cdn$0.73

Directors (who are not Named	380,000	March 15, 2004	March 15, 2009	Cdn$3.26
Executive Officers)	360,000	June 17, 2002	April 16, 2007	Cdn$0.50
(4 persons)	290,000	August 11, 2000	August 11, 2005	Cdn$0.73

Number of
	Common			Exercise Price(s)
Group	Shares			per Common
(number of persons)	under Option	Date(s) of Grant	Date(s) of Expiry	Share

Employees and Consultants	40,000	March 16, 2005	March 16, 2010	Cdn$7.30
(7 persons)	25,000	November 15, 2004	November 15, 2009	Cdn$4.50
	100,000	October 1, 2004	October 1, 2009	US$3.25
	80,000	April 23, 2004	April 23, 2009	Cdn$3.43
	180,000	March 15, 2004	March 15, 2009	Cdn$3.26
	70,000	July 1, 2003	July 1, 2008	Cdn$0.63
	200,000	June 17, 2002	April 16, 2007	Cdn$0.50
	15,000	November 13, 2001	November 13, 2006	Cdn$0.39
	87,000	August 11, 2000	August 11, 2005	Cdn$0.73
TOTAL	3,476,500

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Company's equity compensation plans as at December 31, 2004. The only such plan in existence is the Stock Option Plan referenced below.

Number of securities
		Weighted average	remaining available for future
	Number of securities to be	exercise price of	issuance under equity
	issued upon exercise of	outstanding	compensation plans (excluding
	outstanding options,	options, warrants	securities reflected in column
Plan Category	warrants and rights(a)	and rights(b)	(a)) (c)

Equity compensation plans approved by	3,461,500 Common Shares	$1.15	2,256,094 Common Shares
securityholders

Equity compensation plans not	N/A	N/A	N/A
approved by securityholders

Total	3,461,500 Common Shares	$1.15	2,256,094 Common Shares

Employment Contracts, Termination of Employment and Change in Control Arrangements

Mr. Ross Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Clarkson's employment contract effective December 1, 2002 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of Cdn$19,500 (approximately US$16,223) effective January 1, 2005. Mr. Clarkson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. Lloyd Herrick was appointed Vice President and Chief Operating Officer of the Company on April 28, 1999, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Herrick's employment contract effective December 1, 2002 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of Cdn$17,000 (approximately US$14,143) effective January 1, 2005. Mr. Herrick is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. David Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary of the Company on June 1, 2001, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Ferguson's employment contract effective December 1, 2002 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he received a monthly salary of Cdn$13,500 (approximately US$11,231) effective January 1, 2005. Mr. Ferguson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Each of the employment contracts may be terminated by the executive officer on 30 days' written notice. In addition, if any person together with his or its associates acquires beneficial ownership (as defined in the contract) of 20% or more of the outstanding Common Shares of the Company, Messrs. Clarkson, Herrick and Ferguson may, within six months after that event, elect to terminate the contract and his employment, and the Company will pay to him a retirement allowance in an amount equal to 24 months of his then current salary and benefits. If the executive officer should die during the term of the contract, the Company is required to pay his estate an amount equal to six months of his then current salary. The employment contracts also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

Composition of Compensation Committee

The Compensation Committee is presently comprised of Messrs. Halpin, Noyes and Dyment, none of whom was, during the past three fiscal years, an officer or employee of the Company or of any of its subsidiaries.

Report on Executive Compensation

The Compensation Committee provides the Board of Directors with recommendations on the Company's executive compensation program, including allocation of stock options. The Company's executive compensation program is designed to provide incentives for the enhancement of Shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interests of management with those of the Shareholders, and to reward individual and team performance. The compensation package has been structured so as to link Shareholder return, measured by the change in share price, with executive compensation through the use of stock options as the primary element of variable compensation. The amount of cash compensation and outstanding options are considered when determining additional option grants. The Company does not have a pension plan for its senior executives or other employees.

The cash compensation of the Named Executive Officers is set out in their employment agreements, as amended from time to time, and was determined by the Compensation Committee of the Company at the time of signing the employment agreements between the Company and each of the Named Executive Officers. See "Employment Contracts, Termination of Employment and Change in Control Arrangements". It is believed that the cash compensation payable to the Company's executive officers under these agreements is consistent with the range of compensation paid to executives of companies similar to the Company who have comparable duties and responsibilities, and the Compensation Committee at that time considered public information of oil and gas companies of a similar size.

Submitted by the Compensation Committee:

Robert Halpin, Chairman
Erwin Noyes
Fred Dyment

Compensation of Directors

The Company periodically grants to its directors incentive stock options to purchase Common Shares (see "Incentive Stock Options"). (Refer to the "Summary Compensation Table" for amounts paid to the directors who are Named Executive Officers during the three most immediately preceding completed financial years, all of which was paid to them in their capacity as officers, not as directors.)

In Fiscal 2004 the board of directors paid outside directors Cdn$9,000 annually and the Chairman of the Board Cdn$12,000 annually, any outside director that was a member of a committee was entitled to an additional

Cdn$1,000 per year and the audit committee chair was entitled to an additional Cdn$4,000 per year and other committee chairs were entitled to an additional Cdn$2,000 per year. This payment is currently made semi-annually on June 30 and December 31 of each year.

Performance Graph

The following graph compares the cumulative Shareholder return on Cdn$100 investment in Common Shares of the Company to a similar investment in companies comprising the TSX Oil & Gas Producers Index and the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), including divided reinvestment, for the period December 31, 2000 through December 31, 2004:

Cumulative Total Return on $100 Investment

	December 31,	December 31,	December 31,	December 31,	December 31,
	2000	2001	2002	2003	2004

TransGlobe	100	97.10	86.96	460.88	898.57

TSX Oil & Gas Producers	100	103.23	119.92	144.08	202.60

S&P/TSX Composite Index	100	87.43	76.55	97.01	111.06

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS COMING BEFORE THE BOARD

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ANNUAL REPORT

The Annual Report of the Company for the fiscal year ended December 31, 2004 (containing the Message to the Shareholders, Operations Review, the Audited Consolidated Financial Statements and Management's Discussion and Analysis) accompanies this Management Proxy Circular.

A copy of the Company's Annual Information Form, filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions and the U.S. Securities and Exchange Commission, may also be obtained without charge by writing to the Company at the address listed above, or from SEDAR, the Canadian electronic securities filing system, at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors has overall responsibility for the management of the business and affairs of the Company. At regularly scheduled meetings, the Board and its various Committees receive and discuss reports prepared by management which address strategic and operating issues, assess actual performance against planned performance, and assess the overall financial position of the Company. Regular Board meetings have been scheduled approximately quarterly since December, 1996. Additional meetings are convened as necessary.

The rules and policies of the TSX require corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") adopted by the TSX.

Set out below is the Company alignment to the Corporate Governance Guidelines:

Guidelines	Does the Company Align?	Comments
1. The Board should explicitly assume responsibility for stewardship of the Company and specifically for:
(a) adoption of a strategic planning process;	Yes	One Board meeting each year is designated for a review of the annual plan and strategic planning.
(b) identification of principal risks and implementing risk-managing systems;	Yes	The full Board is responsible for monitoring the Company's risks. Specific risk areas are monitored by the Audit Committee and Reserves Committee of the Board.

Guidelines	Does the Company Align?	Comments
(c) succession planning and appointing, training and monitoring of senior management;	Yes
The full Board is responsible for succession planning and appointing, training and monitoring of senior management. The Compensation Committee of the Board conducts an annual review of senior officers and also considers any appropriate development programs.

(d) a communications policy; and	Yes
The Board has adopted a formal written Disclosure Policy, and the Company's practices try to ensure effective communication between the Company, its shareholders and the public, while ensuring avoidance of selective disclosure. Currently, the President and other officers respond to inquiries, and the Company's website is updated regularly.

(e) integrity of internal controls and management information systems	Yes
The Board has, through the appointment of two committees, put in place an effective system for monitoring the implementation of corporate strategies. Each of the following committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas: (a) Compensation Committee: employment and remuneration and allocation of stock options; and (b) Audit Committee: internal financial controls, management information systems, safeguarding of assets, compliance with financial reporting and accounting principles and oversight of financial plans.

2.    The majority of directors should be
        unrelated (independent of management
        and free from any conflict of interest),
        and in addition, if the Company has a
        significant shareholder, the board
        should include a number of directors
        who are independent of that significant
        shareholder.
	Yes	In Fiscal 2004 the Company had four unrelated directors and two directors who were part of management.
3. Disclose for each director, whether he or she is unrelated, or if not, how he or she is related and how that conclusion was reached.	Yes
Robert A. Halpin – Chairman of the Board, unrelated to management.
Ross G. Clarkson – President and CEO, is part of management.
Lloyd W. Herrick – Vice-President and COO, is part of management.
Erwin L. Noyes – unrelated to management.
Geoffrey C. Chase – unrelated to management.
Fred J. Dyment – unrelated to management.

Guidelines	Does the Company Align?	Comments
4. The Board should appoint a committee, composed exclusively of non-management directors, the majority of whom are unrelated, responsible for the appointment and assessment of directors.	Yes	The Governance and Nominating Committee is comprised of three unrelated, non-management directors.
5.    Every corporation should implement a
        process to be carried out by the
        nominating committee or other
        appropriate committee for assessing the
        effectiveness of the Board, its
        committees and of individual directors.
	Yes	The Governance and Nominating Committee assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. This process is used with respect to both the appointment of new and the assessment of continuing directors.
6. Every corporation should provide orientation and education programs for new directors.	Yes	New directors are provided opportunities to meet with management, tour properties and receive reports relating to the Company's business and affairs. The Company also pays for the cost of relevant courses for directors.
7. Every corporation should examine the size and, where appropriate, consider reducing the size of the Board with a view to improving effectiveness.	Yes	The Board from time to time reviews the contributions of the directors, and considers whether the current size of the Board promotes effectiveness and efficiency. The Board believes its current size does so.
8. The Board should review the adequacy and form of compensation of the directors in light of risks and responsibilities.	Yes	The Board and the Compensation Committee review the adequacy and form of the compensation of directors annually. The Board considers the time commitment, comparative fees and responsibilities in determining remuneration.
9. Committees should be generally composed of non-management directors, the majority of whom are unrelated to management.	Yes	The Compensation Committee, the Audit Committee and the Governance and Nominating Committee are each comprised of three unrelated, non-management directors. The Reserves Committee is comprised of three unrelated, non-management directors and one management director (Mr. Lloyd Herrick).
10.   The Board should expressly assume
        responsibility for, or assign through a
        committee of directors a general
        responsibility for, developing the
        corporation's approach to governance
        issues. This committee would, among
        other things, be responsible for the
        corporation's response to these
governance guidelines.	Yes	The Governance and Nominating Committee is responsible for developing and monitoring the Company's approach to governance issues.

Guidelines	Does the Company Align?	Comments
11. (a) The Board, together with the CEO, should develop position descriptions for:
(i) the Board; and	Yes	The Company's Charter of Director Governance outlines the specific roles and duties of the Company's directors.
(ii) the CEO, including the limits to his responsibilities	Yes
The CEO's position description is contained with his employment agreement, which was negotiated with the Compensation Committee and approved by it and by the Board. All new material projects and agreements are approved by the Board.

(b) The Board should approve the CEO's corporate objectives.	Yes	The CEO's objectives are set out in his employment contract and at Board meetings.
12. The Board should establish structures and procedures to enable the Board to function independently of management.	Yes
The Chairman of the Board is not a member of management and has responsibility to ensure the board discharges its responsibilities. Also, the Board's Audit, Compensation and Governance & Nominating Committees permit the unrelated directors of the Board to meet regularly without management present.

13.   The Board should establish an Audit
        Committee, composed only of outside
        directors, with specifically defined roles
        and responsibilities, direct
        communication channels with the
        internal and external auditors and
        oversight responsibility for
        management reporting on internal
        control.
Yes
The Audit Committee is comprised entirely of outside directors, none of whom is part of management. The Audit Committee's mandate includes:

-      monitoring audit functions and the
       preparation of financial statements;
-      reviewing and monitoring management in
       carrying out its responsibility to design and
       implement an effective system of internal
       controls;
-      reviewing and approving quarterly financial
       reports and related press releases;
-      meeting with the outside auditors
       independently of management.

14.   The Board should implement a system
        to enable individual directors to engage
        outside advisors at the Company's
        expense, in appropriate circumstances,
        subject to the approval of an
appropriate committee.	Yes	Should the need ever arise, the directors have been advised that they may retain outside advisors independent of the Company's regular advisors, subject to the approval of the Audit Committee.

ADDITIONAL INFORMATION

Additional information respecting the Company is available on SEDAR at www.sedar.com. Financial information respecting the Company is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Securityholders can access this information on SEDAR or by request to the Secretary of the Company at the following address:

Transglobe Energy Corporation
Suite 2500, 605-5th Avenue SW
Calgary, Alberta T2P 3H5

Phone: (403) 264-9888
Facsimile: (403) 264-9898